Filing under Rule 425 under

the Securities Act of 1933

and deemed filed under Rule 14a-12

of the Securities Exchange Act of 1934

Filing by: CSR plc

Subject Company: CSR plc

SEC File No. of CSR plc: 333-159615

The following is an announcement made on June 3, 2009 by CSR plc (“CSR”) in connection with the proposed merger of SiRF Technology Holdings, Inc. (“SiRF”) with SiRF Acquisition Sub, Inc., a direct, wholly-owned subsidiary of CSR.

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CSR plc (“CSR”)

Announcement of

Filing of the Registration Statement on Form F-4 with the SEC

Meeting Dates for Shareholder General Meetings

CAMBRIDGE, U.K. – 3 June 2009 — CSR plc (LSE: CSR.L) today announces that, in connection with the proposed merger of SiRF Technology Holdings, Inc. (“SiRF”) with a subsidiary of CSR, CSR filed with the United States Securities and Exchange Commission (“SEC”) a Registration Statement on Form F-4 on 29 May 2009, which contains the Proxy Statement/Prospectus that will be distributed to SiRF stockholders in connection with a special meeting of SiRF stockholders. The SEC declared the Registration Statement effective at 12:30 p.m. (Eastern Daylight Time) on 2 June 2009. The mailing of the Proxy Statement/Prospectus, including notice of the special meeting and the accompanying proxy card, to SiRF stockholders commenced 2 June 2009.

On 9-10 February 2009, CSR and SiRF announced that they had entered into an agreement and plan of merger, pursuant to which a wholly owned subsidiary of CSR will merge with and into SiRF, with SiRF surviving the merger as a wholly owned subsidiary of CSR. Completion of the merger is subject to the approvals of CSR shareholders and SiRF stockholders, other customary closing conditions and the admission to the Official List of the UK Listing Authority of the CSR ordinary shares to be issued to SiRF stockholders.

A general meeting of CSR shareholders is expected to be held on Thursday 25 June 2009, at which the approval of CSR shareholders will be sought for the merger in addition to several other resolutions. CSR expects to post a circular and notice of general meeting to its shareholders shortly.

A special meeting of SiRF stockholders will be held at 10:00 a.m. (Pacific Daylight Time) on Thursday 25 June 2009. The purpose of the special meeting is to consider and vote upon the adoption of the merger agreement and approval of the merger.

Subject to the satisfaction of the other conditions to closing, if the merger is approved by the CSR shareholders and the SiRF stockholders at the respective meetings, the parties expect to close the merger shortly after both meetings of shareholders.

Enquiries:

Investors CSR plc Will Gardiner, Chief Financial Officer Scott Richardson Brown, M&A and IR Director	Tel: +44 (0) 1223 692 000
US Investors Mozes Communications LLC Kristine Mozes	Tel: +1 781 652 8875
Media Brunswick Tom Buchanan Chris Blundell	Tel: +44 (0) 20 7404 5959

The Proxy Statement/Prospectus being sent to SiRF stockholders is not a prospectus published in accordance with the prospectus rules made under Part VI of the United Kingdom Financial Services and Markets Act 2000

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(as set out in the Financial Services Authority Handbook) (the “Prospectus Rules”). CSR intends to publish a prospectus under the Prospectus Rules in connection with its application for admission of its ordinary shares to listing on the Official List of the United Kingdom Listing Authority and trading on the main market of the London Stock Exchange. A copy of such prospectus will be available at CSR’s website (www.csr.com) following approval by the Financial Services Authority of the United Kingdom.

Forward Looking Statements

This communication contains “forward-looking statements” that represent the current expectations and beliefs of management of CSR plc (“CSR”) concerning the proposed merger of SiRF Technology Holdings, Inc. (“SiRF”) with Shannon Acquisition Sub, Inc. , a direct, wholly-owned subsidiary of CSR (the “merger”) and other future events and their potential effects on CSR. Such statements are based upon the current beliefs and expectations of CSR’s management, are not guarantees of future results and are subject to a significant number of risks and uncertainties. These forward-looking statements are inherently subject to significant business, economic and competitive uncertainties and contingencies and risk, many of which are beyond CSR’s control. Those factors include, without limitation: the ability to obtain the approval of the transaction by SiRF’s stockholders and CSR’s shareholders; the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe; the possibility that the merger does not close when expected or at all; and other risks and uncertainties, including those detailed from time to time in CSR’s Financial Statements, published and available on CSR’s website and SiRF’s periodic reports filed with the Securities and Exchange Commission, including its Current Reports on Form 8-K, Quarterly Reports on Form 10-Q and Annual Report on Form 10-K and CSR’s and SiRF’s other filings with the SEC. The forward-looking statements in this communication are qualified by these risk factors. Each statement speaks only as of the date of this communication (or any earlier date indicated in this communication) and CSR undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances. Investors, potential investors and others should give careful consideration to these risks and uncertainties.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the merger. In connection with the transactions contemplated by the merger, CSR filed with the SEC on 29 May 2009 (as amended 2 June 2009) a Registration Statement on Form F-4 containing a proxy statement/prospectus for the stockholders of SiRF and each of SiRF and CSR plan to file other documents with the SEC regarding the proposed merger transaction. The definitive proxy statement/prospectus was filed with the SEC on 2 June 2009 and will be mailed to stockholders of SiRF. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SiRF’s STOCKHOLDERS AND INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY AS THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. THIS ANNOUNCEMENT DOES NOT CONSTITUTE, OR FORM PART OF, AN OFFER TO SELL, OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. Investors and stockholders will be able to obtain, without charge, a copy of the proxy statement/prospectus, as well as other relevant documents containing important information about CSR and SiRF at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. SiRF’s stockholders will also be able to obtain, without charge, a copy of the proxy statement/prospectus and other relevant documents when they become available by directing a request by mail or telephone to SiRF, 217 Devcon Drive, San Jose, CA, 95112-4211, Attention: Investor Relations, +1 (408) 392-8480 or CSR, Churchill House, Cambridge Business Park, Cowley Road, Cambridge, CB4-0WZ, United Kingdom, Attention: Investor Relations, +44 (0) 1223 692 000.

CSR and its directors and executive officers, SiRF and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from SiRF’s stockholders with respect to the merger. Information about CSR’s and SiRF’s directors and executive officers is set forth in the proxy statement/prospectus. None of CSR’s directors and executive officers holds any direct or indirect interests in SiRF. Stockholders may obtain additional information regarding the interests of CSR and its directors and

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executive officers and SiRF and its directors and executive officers in the proposed merger, which may be different than those of SiRF’s stockholders generally, by reading the proxy statement/prospectus and other relevant documents regarding the proposed merger as filed with the SEC.